UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 09 September 2013
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No X

Issued by Harmony Gold
Mining Company Limited
9 September 2013
For more details contact:
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Harmony operations normalised

Johannesburg: Monday, 9 September 2013: Harmony Gold Mining Company Limited
(‘Harmony’) is pleased to advise that operations at all of its mines were normalised, with effect from the night shift on 8 September 2013.
Operations were disrupted by strike action by members of the National Union of
Mineworkers (NUM) at all operations, except Kusasalethu, from the night shift on
3 September 2013.
Graham Briggs, chief executive officer of Harmony noted that, “The strike action will have an impact on Harmony’s performance for the quarter, and on employees’
earnings, and is most regrettable. Nonetheless, we are pleased to have reached a resolution.”

“I would also like to make special mention of the conduct of the people of Harmony during this period. Employers and employees are not always going to agree and, indeed, different unions are not always going to be on the same course. But, where industrial action occurs, this needs to be conducted to the letter of the law and in the spirit of constructive industrial relations envisaged in our Constitution and labour legislation. We have seen this at Harmony this week, and I congratulate employees, unions and management in upholding the fundamental rights of all”.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: September 09, 2013
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: By: /s/ Frank Abbott
Title: Financial Director